AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

December 3, 2010
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re: Aquamer Medical Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed November 18, 2010
File No. 000-52327

Dear Mr. Mancuso:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) responses to your comment letter, dated December 3, 2010 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed November 5, 2010, and Definitive Proxy Statement on Schedule 14A, filed November 18, 2010 (the “Proxy Statement”).

The text of your comments is set forth in boldface below, followed by the response of the Company.  For your convenience, we have also annexed a marked copy of the Definitive Proxy Statement, showing the proposed revisions discussed in our responses.

1.	When you amend your proxy statement, you should file the amendment and mark it as required by Rule 14a-6(h) and Regulation S-K Item 310 – not merely attach it to correspondence. Please revise.

Response: The amendment filed herewith is marked as required.

Effect of Reverse Stock Split, page 5

2.	Please show the effect on the information in the table if shareholders approve the split, but not the reduction in shares.

Response: The table has been revised as follows:

Mr. Russell Mancuso
December 3, 2010

Effects of Reverse Stock Split on the Common Stock

Upon the effectiveness of the Reverse Stock Split and assuming the approval of the reduction in authorized capital, the number of authorized shares of Common Stock that are not issued or outstanding will decrease, as reflected in the following table:

	Prior to Reverse Stock Split		After Reverse Stock Split without Reduction in Authorized Shares		After Reverse Stock Split with Reduction In Authorized Shares
Number of shares of Common Stock:
Authorized	200,000,000		200,000,000		15,000,000
Outstanding	173,999,870		1,999,999	(1)	1,999,999	(1)
Reserved for Issuance (2)	1,375,000	(3)	1,751,175	(3),(4)	1,751,175	(3),(4)
Available for future issuance (5)	24,625,130		196,225,000		11,225,000

(1)	Approximate number of shares, depending on individual pre-split holdings on the Effective Date of the Reverse Stock Split.
(2)	Represents the number of authorized shares of Common Stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements.
(3)	Includes 1,375,000 shares of Common Stock issuable upon the exercise of warrants. No shares are reserved for issuance under contractual commitments or other arrangements.
(4)
Assuming approval of our 2010 Equity Incentive Plan, includes 376,175 shares of Common Stock issuable under the Plan after issuance of 23,825 shares of restricted stock to Messrs. Reilly, Mahoney and Shanahan, as described under “Proposal 4 – Authorized Awards Under the Plan.”.

(5)	Represents the number of authorized and unissued shares that are not reserved for any specific use and are or would be available for future issuances.

Proposal 3, page 9

3.
Please provide us objective support for your statement “We also believe that the number of authorized but unissued shares after the reduction is consistent with the authorized but unissued shares of other smaller public issuers, including those with active, operating businesses.”

Response:  The referenced sentence has been deleted.  See response to Comment 4 below.

Mr. Russell Mancuso
December 3, 2010

Purpose and Effect of the Reduction…page 9

4.
From your response to prior comment 3, it is unclear how you have concluded that you have given investors sufficient information regarding your plans in order for them to make an informed voting decision.  It is also unclear why your concern about information that “could mislead investors” could not be eliminated by you providing sufficient clarifying disclosure.  Please advise or revise.  Cite all authority on which you rely.

Response:  In response to your comment, we have revised in its entirety the section entitled “Purpose and Effect of the Reduction in the Number of Authorized Shares of Common Stock”.  We believe that the revised language gives investors sufficient information regarding our plans for them to make an informed voting decision.

Aquamer Medical Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer

cc:	Mr. Ruairi Regan
Eric Hellige, Esq.